Exhibit (a) (1) (E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated January 24, 2014, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

American Pacific Corporation

a Delaware corporation

at

$46.50 Net Per Share

Pursuant to the Offer to Purchase dated January 24, 2014

by

Flamingo Merger Sub Corp.

a wholly-owned subsidiary of

Flamingo Parent Corp.

Flamingo Merger Sub Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), which is controlled by H.I.G. Bayside Debt & LBO Fund II L.P., a Delaware limited partnership (“Sponsor”), is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of American Pacific Corporation, a Delaware corporation (“AMPAC”), at a purchase price of $46.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as otherwise provided in the

Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY

TIME, ON FEBRUARY 24, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 9, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and AMPAC. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into AMPAC (the “Merger”), with AMPAC continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur immediately following the expiration of the Offer (which is expected to be on February 24, 2014 at midnight (New York City time), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Acceptance Time.” The time scheduled for payment for the Shares accepted for payment pursuant to and subject to the conditions to the Offer is referred to as the “Offering Closing” and is expected to occur as soon as practicable following the Acceptance Time. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than other than (i) Shares owned by Parent, Purchaser, AMPAC (or held in AMPAC’s treasury) or any other direct or indirect wholly-owned subsidiary of the Parent, the Purchaser, or AMPAC, and in each case not held on behalf of third parties, and (ii) Dissenting Shares as described in the Merger Agreement) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, AMPAC will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Antitrust Condition and (iii) the governmental authority condition (each of (i) through (iii) is described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to midnight (New York City time) on February 24, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Purchaser shall equal at least one share more than 50% of the issued and outstanding Shares as of the Expiration Date. The Antitrust Condition requires that (a) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated, and (b) any applicable consent or approvals pursuant to Austrian Competition Laws have been obtained. The governmental authority condition requires that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or the Offer illegal, be in effect. The Offer also is subject to other conditions as described in the Offer to Purchase.

After careful consideration, AMPAC’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of AMPAC and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware the (“DGCL”); (iv) recommended that AMPAC’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer; and (v) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 50% of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Purchaser has agreed in the Merger Agreement that, subject to Purchaser’s rights to terminate the Merger Agreement in accordance with its terms:

•	If, at any then-scheduled Expiration Date, the Minimum Tender Condition has been satisfied but any other condition to the Offer is not satisfied or waived, then Purchaser must extend the Offer for one or more successive increments of ten (10) business days.

•	If, as of the then-scheduled Expiration Date, the Minimum Tender Condition shall not have been satisfied, Purchaser may and, if requested by AMPAC, then Purchaser shall, extend the Offer beyond the then-scheduled Expiration Date for one or more successive increments of five (5) business days each.

•	if (A) all of the conditions to the Offer have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions) and (B) the debt financing described in the Merger Agreement has not actually been received by Purchaser as of the then-scheduled Expiration Date, then Purchaser shall have the right in its sole discretion to extend the Offer beyond any then-scheduled Expiration Date for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as Parent and AMPAC may mutually agree).

•	Purchaser shall extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of The NASDAQ Global Market, or any other applicable Law, in each case, applicable to the Offer.

Purchaser shall not, however terminate the Offer prior to any scheduled Expiration Date without the prior written consent of AMPAC, except in the event of the termination of the Merger Agreement.

Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of AMPAC, Purchaser shall not (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) amend or modify any terms of the Offer, including any of the conditions of the Offer, in any manner adverse to the holders of the Shares or impose any conditions to the Offer in addition to the conditions to the Offer, (v) amend, modify or waive the Minimum Tender Condition, or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to the Merger Agreement.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to their rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i)(a) the certificates evidencing such Shares (the “Share Certificates”) or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase; provided that if such Shares are direct registration Shares, neither (a) nor (b) will be required, as provided in the Letter of Transmittal, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. There is no procedure for guaranteed delivery in the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to midnight (New York City time) on the Expiration Date. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

AMPAC has provided Purchaser with AMPAC’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on AMPAC’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger generally will be a taxable transaction to U.S. Holders for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income tax or other tax laws. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

(212) 297-0720 (call collect)

or

Call Toll Free (855) 208-8903

Email: info@okapipartners.com